UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Leatt Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

522132208

(CUSIP Number)

March 8, 2024

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 522132208	Page 2 of 9

1	Names of reporting persons RECM Global Limited, as investment advisor of Astoria Investments Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 527,762
	7	Sole dispositive power 0
	8	Shared dispositive power 527,762

9	Aggregate amount beneficially owned by each reporting person 527,762
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%
12	Type of reporting person (see instructions) IA

CUSIP NO. 522132208	Page 3 of 9

1	Names of reporting persons Astoria Investments Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 527,762
	7	Sole dispositive power 0
	8	Shared dispositive power 527,762

9	Aggregate amount beneficially owned by each reporting person 527,762
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%
12	Type of reporting person (see instructions) IV

CUSIP NO. 522132208	Page 4 of 9

Item 1.

(a)	Name of Issuer:

Leatt Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices are located at: 12 Kiepersol Drive, Atlas, Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441.

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is filed by Astoria Investments Ltd, a Mauritian public limited company (“Astoria”) and RECM Global Limited, a Mauritian private limited company (“RECM”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

RECM serves as the investment manager of Astoria.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 1st Floor, 18, Cascavelle Business Park, Riviere Noire Road, Cascavelle, 90522, Mauritius.

(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Mauritius.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP No.:

522132208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reference is hereby made to Rows 5-9 and 11 of pages 2 and 3 of this Schedule 13G, which are incorporated by reference herein.

CUSIP NO. 522132208	Page 5 of 9

(a)	Amount Beneficially Owned:

As of the date hereof, Astoria beneficially owns 527,762 shares of Common Stock (the “Shares”). By reason of the relationship set forth in Section 2 above, RECM may be deemed to beneficially own the Shares owned directly by Astoria. The filing of this Schedule 13G shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

(b)	Percent of Class: 8.5%

The calculation of percentage of beneficial ownership in this Schedule 13G was derived based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, in which the Issuer stated that the number of shares of Common Stock outstanding as of June 30, 2024 was 6,215,440 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO. 522132208	Page 6 of 9

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 522132208	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2024

ASTORIA INVESTMENTS LTD

By:	/s/ Dean Schweizer
Name: Dean Schweizer
Title: Chief Financial Officer

RECM GLOBAL LIMITED

By:	/s/ Didier Parsad
Name: Didier Parsad
Title: Director

EXHIBIT LIST

Exhibit 99.1	Joint Filing Undertaking